

March 13, 2014

Via E-mail
Harry Bagot
Chief Executive Officer
US Fuel Corporation
7 White Horse Pike #200
Atco, New Jersey 08004

> **Re: US Fuel Corporation**
> **Registration Statement on Form 10-12G**
> **Filed February 14, 2014**
> **File No. 000-31959**

Dear Mr. Bagot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Business, page 3

History & Progress of Business Plans/Operations, page 3

2.   Expand the second paragraph on page 4 to explain the circumstances for the "new
        leadership in place."

G&A Capital Agreement, page 4

3.   Indicate the terms of the preferred stock.

4.   Expand bullet "4" to indicate the terms of the preferred stock including when it may be
        exchanged for common stock.

5.   Expand the table on page 5 to indicate the position of each individual in the company. In
        that regard, explain why this is referred to "executive compensation" when it was
        "provided" by G&A Capital.

Current Business Model and Operations, page 6

6.   Please provide all disclosures required by Item 101(h) of Regulation S-K. For example,
        expand your disclosures to discuss the following:

        • The industry's distribution methods, including the locations of existing storage
          facilities and pipelines, given the "existing infrastructure" you reference at page 6;

        • Competitive business conditions, including how the existing GTL facilities of similar
          scale operate;

        • Need for any government approvals; and

        • Effect of existing or probably governmental regulations on your business.

7.   Expand your disclosures to describe the tactical initiatives and corporate goals in your
        strategic plan during the next twelve months. Also explain how Core Strategic Services
        will assist in your plans. Should your disclosure continue to reflect the use of third parties
        to search for business opportunities please describe the source of funding that will be
        used to retain such third parties and include estimated expenses to retain such third
        parties in the MD&A under Item 2.

8.   You state that you plan to focus "on converting natural gas into non-petroleum based
        alternative fuels, such as diesel, gasoline and aviation (jet fuel) and other valuable
        products."   However, your other disclosures appear to indicate a focus on diesel fuel
        alone. Expand this section to clarify your proposed end products. Also expand to
        describe and distinguish the conversion process for each end product. Finally, it is not
        clear why you refer to diesel, gasoline, etc., as "non-petroleum based" when they will be
        processed from natural gas. Please advise or revise.

9.   Please provide independent third party support for the following conclusions on page 6:

- "Laboratory test indicates that FT diesel provides "super vehicle performance and delivers dramatic across-the board reductions …. and reduces the most harmful pollutant…";

- Use of "best new technologies" and "America's most abundant resources";

- Classification of FT fuel as a "clean product"; and

- Your conclusion that use of ultra-low sulfur diesel (ULSD) will increase in the U.S. over the next 20 years (page 8).

10.   You state that the development stage is expected to last approximately 8 months. Please provide a timeline with details of what you need to accomplish prior to commencing the development stage. For example, we note that you are in the preliminary stages of choosing the locations of your planned five to seven plants.

11.   Please revise to explain your Front End Engineering Design (FEED) study. Also clarify your references to "all go / no go gates."

Strategic Advantage, page 7

12.   Clarify and address the following bullet points:

- Locational Cost Advantages: clarify why industrial parks and brownfields are "strategic locations." Clarify also what you mean by "brownfields. Finally, tell us why you believe that you will be able utilize pipelines defined for wet gas or crude oil for transporting your refined products;

- Time to Market: quantify your reference to "half the time" in months or years; and

- Modular, Scalable Technology: "no single point of failure."

Market Opportunity, page 7

13.   The sentence at the bottom of page 7, "The company will capitalize on the projected $/BTU spread…" appears incomplete. Please revise. In that regard, it is not clear how this reflects information on "FT liquids" as opposed to natural gas and diesel prices in general.

14.   The chart you provide at page 8 appears illegible. Please provide a clearer chart in your amended filing.

Plant Locations, page 8

15.   Please clarify how Muhlenberg County has been a "strong supporter" for several years. Provide a statement from the County government concurring with that characterization.

16. Identify the potential location of your second plant in Kentucky.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

17. You state that actual results may differ from those anticipated as result of the factors in your Risk Factors section. However, you do not provide a Risk Factors section. Please expand this section to describe the "risks and uncertainties" you refer to in this section.

18. As it appears that your focus will be on natural gas, the reference to "America's most abundant resources" is not clear. Please revise.

19. Please provide an estimate of your total budget for your plans to build a small scale GTL production facility. Also provide an estimate timeline until such a facility can begin operating.

20. Clarify whether you plan to commence the development period for each plant individually, or until after you select the locations of all plants. For example, you state that the development period is expected to cost $750,000 over a period of 8 months. Make clear that such costs are on a per facility basis.

Security Ownership of Certain Beneficial Owners and Management, page 12

21. Tell us how many employees of Q&A hold shares of the common stock of the company. Also, if the preferred shares have voting rights, explain how those are reflected in the table.

Directors and Executive Officers, page 13

22. Please revise the biographical sketches to provide a complete five year discussion for each officer and director without gaps or ambiguities in time. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

23. Expand Mr. Chady's biography to explain the business or activities of Kentucky Fuel Associates.

24. Revise Mr. Conner's biography to limit it to factual information – dates, positions, employers - and eliminate evaluative statements such as he "is an expert team leader with a proven record…." Also, indicate names of former employers and when he graduated from The Ohio State University.

Executive Compensation, page 14

25.   Please ensure that you provide all the required disclosures pursuant to Item 402 of
       Regulation S-K. For example, include a summary compensation table and update your
       disclosures for your most recent fiscal year ended December 31, 2013.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

26.   The audit report filed as part of your Form 10 refers to Nuclear Solutions, Inc. It appears
       that you should obtain and file a revised audit report given your name change to US Fuel
       Corporation in June 2011.

27.   Please file a report from your independent registered public accounting firm that indicates
       the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Losses, page F-4

28.   Please explain why you present a cumulative period from January 1, 2012 (date of
       inception) to December 31, 2012 column. In this regard, it is not clear why you deem
       your date of inception to be January 1, 2012.

Notes to Consolidated Financial Statements

Note 8 – Stockholder's Equity, page F-11

29.   We note you entered into an agreement on May 12, 2011 with G&A Capital
       Development LLC ("G&A Capital"), an entity you refer to as a related party. So that we
       may better understand this transaction, please provide us with a summary of the terms of
       the agreement and the journal entries that you booked to account for this transaction. As
       part of your response, please clarify how G&A Capital is a related party.

30.   We note G&A Capital exercised the warrant you issued in the May 12, 2011 transaction
       on a cashless basis on May 15, 2012. Please clarify for us why they were able to exercise
       on a cashless basis given your disclosure that the warrants could be exercised for
       $2,000,000.

Exhibits

31.   Please file the following and any other material agreements as exhibits:

- Employment Agreements;

- Agreement with Core Strategic Services;

- Collaborative Agreement with Kentucky Fuel Associates, Inc.; and

- Consulting Agreement with Craig Conner, you Senior Energy Consultant.

See Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director